August 12, 2024

Aamira Chaudhry

Doug Jones

Rucha Pandit

Lilyanna Peyser

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EPWK Holdings Ltd.
Amendment No. 6 to Registration Statement on Form F-1 Filed July 9, 2024
File No. 333-269657

Ladies and Gentlemen:

EPWK Holdings Ltd. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 1, 2024, relating to the above referenced Registration Statement on Form F-1 (“Registration Statement”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 7”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment No. 7. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 7.

Amendment No. 6 to Registration Statement on Form F-1 Filed July 9, 2024

Use of Proceeds, page 68

1.	You say net proceeds will be $11,000,000 here but this amount appears to be the gross amount of the offering. On page 70 you say net proceeds after deducting underwriting fees, underwriters’ expense allowance and other expenses is $9.60 million. This latter amount does not appear to be consistent with amounts disclosed on pages 170 and 171 for nonaccountable expenses of 1% of gross proceeds ($110,000), total expenses excluding underwriting discounts and non-accountable expense allowance of $1.2 million, underwriting discounts and commissions of $880,000 and accountable expenses up to $250,000. Please revise as appropriate the net proceeds amounts on pages 68 and 70, including on page 70 the impact on pro forma as further adjusted capitalization and $1.00 increase in the offing price, and amounts under "Dilution" for consistency.

Response: We note the Staff’s comment and have updated the Amendment No. 7 to disclose the correct net proceeds. We also updated the Capitalization section accordingly on page 70. We further advise the Staff that we believe the current Dilution section correctly reflects the offering details.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 77

2.	Refer to your response to prior comment 3. It appears GMV is a metric to you and the content of your response regarding GMV is meaningful to investors in understanding how it relates to your business. Please revise your disclosure accordingly. In doing so, refer to Release No. 33-10751 for further guidance.

Response: We note the Staff’s comment and have updated the MD&A section to reflect that GMV is a key performance indicator of our business.

Management, page 134

3.	Please update the executive compensation information as of the fiscal year ended June 30, 2024.

Response: We note the Staff’s comment and have included the executive compensation information for the year ended June 30, 2024 on page 136.

Related Party Transactions, page 140

4.	We note your response to prior comment 7. Please revise to state, or supplementally confirm, that the information presented in this section is through the date of the prospectus. In this regard, we note your representation that you "have presented the related party transactions information as of May 31, 2024." Refer to Item 7.B of Form 20-F.

Response: We note the Staff’s comment and have updated the disclosure for the related party transactions accordingly on page 141.

Financial Statements, page F-1

5.	Please refer to the guidance on age of financial statements in Item 8.A.4 of Form 20-F and instructions thereto and comply as appropriate.

Response: We note the Staff’s comment and advise the Staff that we are aware of the requirement. The Company’s auditor has started the audit of our financial statements for the year ended June 30, 2024.

General

6.	We note your response to comment 9, as well as your revised disclosure that "[n]one of the Selling Shareholders or the natural controlling persons of the Selling Shareholders are in the business of underwriting securities." Please revise to state, if true, that none of the natural controlling persons of the Selling Shareholders have had a material relationship with the company since the beginning of the last three fiscal years other than as shareholders of the company and the VIE.

Response: We note the Staff’s comment and have revised our disclosure to confirm that none of the natural controlling persons of the Selling Shareholders have had a material relationship with the Company since the beginning of the last three fiscal years other than as shareholders of the Company and the VIE on page Alt-2.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Guohua Huang
Guohua Huang
EPWK Holdings Ltd., Chief Executive Officer

cc: Fang Liu Esq., VCL Law LLP